Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 8, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 5 to the Registration Statement on
Form S-1
April 5, 2013
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the confidential range filing furnished to the Securities and Exchange Commission (the “Commission”) on April 18, 2013.

Amendment No. 6 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated April 30, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 6. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 6 and to the prospectus included therein.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 8, 2013

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

The Company has updated Amendment No. 6 to include financial statements for the quarters ended March 31, 2013 and 2012, as well as corresponding MD&A discussion. Please see pages F-2 through F-23 and pages 65 through 79.

Prospectus Summary, Page 1

Our Competitive Strengths, page 4

Margin and Cash Flow Profile Insulated from Metal Price Volatility, page 5

2.	The chart on the top of page 6 illustrates that you have increased your historical Consolidated Adjusted EBITDA per pound over the period from 2007 to 2012 despite relative volatile underlying copper prices. You textually disclose net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound for the same period. Please tell us what consideration you gave to including the net income per pound data in the table in order to provide it with greater or equal prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment by adding net income per pound information to the table and moving the textual disclosure of net income per pound information to a position immediately before the table. Please see page 6 of Amendment No. 6.

Summary Historical Consolidated Financial Data, page 14

Selected Historical Consolidated Financial Data, page 53

3.	Please delete your 2011 pro forma income per share information. Refer to rule 11-02(c)(2)(i) of Regulation S-X.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 14 and 54 of Amendment No. 6.

Compensation Discussion and Analysis, page 132

Role of Compensation Consultant, page 133

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 8, 2013

4.	Refer to comment 36 in our letter dated November 22, 2011. We note that during 2012, Towers Watson benchmarked the executive compensation against a peer group of 15 companies; however, you do not disclose the range within which you benchmarked the total as well as each component of compensation relative to the peer group. Please revise your disclosure accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 143 of Amendment No. 6.

Annual Cash Bonuses, page 136

5.	With respect to the individual performance measures, please expand your disclosure to provide more insight into the factors considered by the board of directors in determining that the named executive officers met or exceeded their individual goals.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 147 of Amendment No. 6.

Revision of Prior Period Financial Statements, page F-9

6.	The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company’s previously issued quarterly or annual financial statements. Please confirm that your assessment of materiality included an evaluation of the qualitative consideration set forth in SAB Topic 1.M.1.

The Company acknowledges the Staff’s comments and confirms that its assessment of materiality included an evaluation of the qualitative consideration set forth in SAB Topic 1.M.1.

The Company’s evaluation included, among others, the following qualitative assessment:

•

The Company does not believe that these errors would impact future investors’ investment decisions as these errors, in both the origination and correction periods, did not mask a trend in earnings or other trends.

•	The misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements.
•	The misstatements do not change a loss into income or vice versa for any of the periods.
•	The misstatements do not concern a segment or other portion of our business that has been identified as playing a significant role in our operations.
•	The revisions recorded in connection with the revision did not have an impact on management’s compensation.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 8, 2013

Revenue Recognition, page F-16

7.	On page 59 you indicate that you sell your products on a toll and non-toll basis. Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements and provide your revenue recognition policy for these services. Refer to Rule 5-03 of Regulation S-X.

Fundamentally, the business of the Company is the production and sale of finished tangible products. Regardless of whether products are sold on a toll or non-toll basis, the manufacturing and fabrication processes applied to those products are the same, and gross profit is derived from the premium over conversion costs that the Company realizes for producing the finished tangible products.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 8, 2013

The products sold on a “toll” and “non-toll” basis are identical. The only difference between the two types of sales is in whether the customer provides the raw material or the Company provides the raw material. Both toll and non-toll customers pay a price for the finished product that reflects the value added over conversion costs. Non-toll customers pay a price that also reflects the cost of Company-owned raw material inventory consumed in the production of the finished product, while toll customers provide the required raw material inventory.

When raw material is received from a toll customer, that metal is added to the Company’s metal inventory. The Company has physical possession of all toll and non-toll raw material inventory, and toll and non-toll raw material inventory is commingled and therefore indistinguishable. The Company establishes a credit for the toll customer within the Company’s inventory records for the amount of raw material provided by the toll customer. As is the case with a non-toll customer, the Company then manufactures the item required to fulfill the toll customer’s product order using metal from its inventory. Upon shipment of the finished product to the toll customer, the Company reduces the toll customer’s credit for the amount of raw material consumed in the production process. Generally, the Company bears risk of loss to all raw material (both toll and non-toll) as well as risk of loss of the finished product (both toll and non-toll) until shipment, at which time title to the product and risk of loss pass to the customer.

As noted on page 58, profitability of the Company is primarily driven by the value added from the manufacturing and fabrication of metal products, and not by fluctuations in the price of copper and other metals. The Company’s business model for both toll and non-toll sales is to achieve a complete pass-through of the cost of metal to customers. The Company’s margins reflect the excess of the value added conversion premium over conversion costs. The delivered product is a physically identical tangible good, whether the terms of sale are on a non-toll or toll basis. Additionally, the nature of the Company’s manufacturing operations is such that the manufacturing and fabrication processes for products produced for toll and non-toll sales occur are identical, use the same commingled inventory and simultaneously share the same manufacturing facilities and equipment. As a result, the Company does not view revenues generated from product shipments on a non-toll basis to be economically different from revenues generated from product shipments on a toll basis and therefore does not separately report toll and non-toll net sales.

The Company’s revenue recognition policy for toll and non-toll sales is therefore identical. The Company recognizes revenue only when risk of loss and title passes to the customer, which generally occurs upon shipment. The Company has clarified its disclosure with respect to revenue recognition policies on page 102 and page F-38 to state the foregoing.

*        *        *

If you have any questions regarding Amendment No. 6 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 8, 2013

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen
Andrew J. Pitts
Cravath, Swaine & Moore LLP